Exhibit 99.1

QUDIAN INC.

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

PAGE(S)
Consolidated Balance Sheet and Unaudited Interim Condensed Consolidated Balance Sheet	F-2

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income	F-6

Unaudited Interim Condensed Consolidated Statements of Shareholders’ Equity	F-8

Unaudited Interim Condensed Consolidated Statements of Cash Flows	F-9

Notes to The Unaudited Interim Condensed Consolidated Financial Statements	F-11

QUDIAN INC.

CONSOLIDATED BALANCE SHEET AND

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

(AMOUNTS IN RENMINBI (“RMB”) AND US DOLLAR (“US$”),

EXCEPT FOR NUMBER OF SHARES AND PER SHARE DATA)

	Note	As of December 31, 2018	As of March 31, 2019
		RMB	(Unaudited) RMB	(Unaudited) US$
ASSETS:
Current assets:
Cash and cash equivalents (including RMB5,896,700 and RMB81,296 (US$12,113) from consolidated trusts as of December 31, 2018 and March 31, 2019, respectively)		2,501,188,374	1,931,429,951	287,792,042
Restricted cash (including RMB274,786,549 and RMB594,659,894 (US$88,607,089) from consolidated trusts as of December 31, 2018 and March 31, 2019, respectively)		339,826,542	1,138,363,707	169,621,485
Short-term investments		—	30,000,000	4,470,139
Short-term loan principal and financing service fee receivables (net of allowance of RMB569,834,399 and RMB672,129,374 (US$100,150,401); including RMB2,945,308,734 and RMB3,546,822,588 (US$528,493,055) from consolidated trusts as of December 31, 2018 and March 31, 2019, respectively)	3	8,417,821,413	10,010,611,226	1,491,627,612
Short-term finance lease receivables (net of allowance of RMB10,135,319 and RMB16,583,404 (US$2,471,004); including unearned revenue of RMB31,533,522 and RMB21,589,322 (US$3,216,909) as of December 31, 2018 and March 31, 2019, respectively)	4	508,646,618	492,132,074	73,329,968
Short-term contract assets		903,436,469	1,338,852,559	199,495,256
Amounts due from related parties	10	2,071	43,700	6,512
Other current assets (net of allowance of RMB15,121,668 and RMB19,875,011 (US$2,961,469); including RMB49,594,689 and RMB59,655,279 (US$8,888,914) from consolidated trusts as of December 31, 2018 and March 31, 2019, respectively)		1,818,222,205	1,760,531,886	262,327,431

Total current assets		14,489,143,692	16,701,965,103	2,488,670,445

QUDIAN INC.

CONSOLIDATED BALANCE SHEET AND

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET — CONTINUED

(AMOUNTS IN RENMINBI (“RMB”) AND US DOLLAR (“US$”),

EXCEPT FOR NUMBER OF SHARES AND PER SHARE DATA)

	Note	As of December 31, 2018	As of March 31, 2019
		RMB	(Unaudited) RMB	(Unaudited) US$
Non-current assets:
Long-term loan principal and financing service fee receivables (net of allowance of RMB15,500,802 and RMB9,292,837 (US$1,384,676) as of December 31, 2018 and March 31, 2019, respectively; including RMB51,541,094 and RMB59,649,058 (US$8,887,987) from consolidated trusts, as of December 31, 2018 and March 31, 2019, respectively)	3	665,652,830	388,200,379	57,843,661
Long-term finance lease receivables (net of allowance of RMB18,630,094 and RMB39,699,824 (US$5,915,458); including unearned revenue of RMB163,062,580 and RMB142,718,037 (US$21,265,651) as of December 31, 2018 and March 31, 2019, respectively)	4	649,242,797	569,628,713	84,877,327
Operating lease right-of-use assets		—	149,673,068	22,301,983
Investment in equity method investee		33,199,265	30,635,324	4,564,806
Property and equipment, net		26,224,170	40,842,446	6,085,714
Intangible assets		7,263,548	7,056,126	1,051,396
Land use right		106,545,362	—	—
Long-term contract asset		15,596,885	22,848,323	3,404,506
Deferred tax assets		243,412,814	312,910,961	46,625,188
Other non-current assets		17,093,439	23,199,441	3,456,825

Total non-current assets		1,764,231,110	1,544,994,781	230,211,406

TOTAL ASSETS		16,253,374,802	18,246,959,884	2,718,881,851

QUDIAN INC.

CONSOLIDATED BALANCE SHEET AND

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET — CONTINUED

(AMOUNTS IN RENMINBI (“RMB”) AND US DOLLAR (“US$”),

EXCEPT FOR NUMBER OF SHARES AND PER SHARE DATA)

	Note	As of December 31, 2018	As of March 31, 2019
		RMB	(Unaudited) RMB	(Unaudited) US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings and interest payables (including short-term borrowings of the consolidated VIEs without recourse to the Company of RMB2,896,543,571 and RMB3,211,475,133 (US$478,524,725) as of December 31, 2018 and March 31, 2019, respectively)	5	3,860,440,575	4,201,713,118	626,074,788
Short-term lease liabilities (including short-term lease liabilities of the consolidated VIEs without recourse to the Company of RMB nil and RMB10,525,306 (US$1,568,320) as of December 31, 2018 and March 31, 2019, respectively)		—	18,202,395	2,712,241
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Company of RMB347,034,010 and RMB356,043,625 (US$53,052,155) as of December 31, 2018 and March 31, 2019, respectively)		507,486,437	515,414,016	76,799,084
Guarantee liabilities (including guarantee liabilities of the consolidated VIEs without recourse to the Company of RMB197,387,970 and RMB332,711,157 (US$49,575,509) as of December 31, 2018 and March 31, 2019, respectively)	6	302,604,578	566,630,299	84,430,549
Income tax payable (including income tax payable of the consolidated VIEs without recourse to the Company of RMB241,992,558 and RMB282,656,279 (US$42,117,100) as of December 31, 2018 and March 31, 2019, respectively)		348,829,956	445,260,966	66,345,954

Total current liabilities		5,019,361,546	5,747,220,794	856,362,616

QUDIAN INC.

CONSOLIDATED BALANCE SHEET AND

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET — CONTINUED

(AMOUNTS IN RENMINBI (“RMB”) AND US DOLLAR (“US$”),

EXCEPT FOR NUMBER OF SHARES AND PER SHARE DATA)

	Note	As of December 31, 2018	As of March 31, 2019
		RMB	(Unaudited) RMB	(Unaudited) US$
Non-current liabilities:
Long-term borrowings and interest payables (including long-term borrowings and interest payables of the consolidated VIEs without recourse to the Company of RMB413,400,000 and RMB597,500,000 (US$89,030,278) as of December 31, 2018 and March 31, 2019, respectively)	5	413,400,000	597,500,000	89,030,278
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to the Company of RMB nil and RMB95,558,953 (US$14,238,728) as of December 31, 2018 and March 31, 2019, respectively)		—	102,968,295	15,342,755
Long-term lease liabilities (including long-term lease liabilities of the consolidated VIEs without recourse to the Company of RMB nil and RMB21,055,293 (US$3,137,337) as of December 31, 2018 and March 31, 2019, respectively)		—	23,188,219	3,455,152

Total non-current liabilities		413,400,000	723,656,514	107,828,185

Total liabilities		5,432,761,546	6,470,877,308	964,190,801

Commitments and contingencies	11
Shareholders’ equity:
Class A Ordinary shares (US$0.0001 par value; 656,508,828 shares authorized, 243,425,092 shares issued, and 232,952,916 shares outstanding as of December 31, 2018; 656,508,828 shares authorized, 244,346,892 shares issued and 233,877,023 shares outstanding as of March 31, 2019)		161,442	162,059	24,330
Class B Ordinary shares (US$0.0001 par value; 63,491,172 shares authorized, 63,491,172 shares issued, and outstanding as of December 31, 2018 and March 31, 2019, respectively)		43,836	43,836	6,349
Treasury shares	12	(362,130,324)	(362,130,324)	(53,959,102)
Additional paid-in capital		6,160,445,929	6,185,101,347	921,608,855
Accumulated other comprehensive loss		(44,858,239)	(63,667,275)	(9,486,720)
Retained earnings		5,066,950,612	6,016,572,933	896,497,338

Total shareholders’ equity		10,820,613,256	11,776,082,576	1,754,691,050

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		16,253,374,802	18,246,959,884	2,718,881,851

QUDIAN INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME

(AMOUNTS IN RENMINBI (“RMB”) AND US DOLLAR (“US$”),

EXCEPT FOR NUMBER OF SHARES AND PER SHARE DATA)

		Three months ended March 31,
	Note	2018	2019
		(Unaudited) RMB	(Unaudited) RMB	(Unaudited) US$
Revenues:
Financing income		776,746,526	1,010,758,311	150,607,687
Sales commission fee		111,378,875	135,854,284	20,242,920
Sales income		546,033,586	136,971,295	20,409,360
Penalty fee		4,885,515	10,140,160	1,510,931
Loan facilitation income and others		277,577,471	644,412,085	96,020,397
Referral service fee		—	158,723,969	23,650,609

Total revenues		1,716,621,973	2,096,860,104	312,441,904
Cost of revenues:
Cost of goods sold		(503,128,140)	(114,079,973)	(16,998,446)
Cost of other revenues (including related party amounts of RMB17,287,999 and RMB nil (US$ nil) for the three months ended March 31, 2018 and 2019, respectively)		(183,275,640)	(146,404,834)	(21,815,001)

Total cost of revenues		(686,403,780)	(260,484,807)	(38,813,447)
Operating expenses:
Sales and marketing (including related party amounts of RMB20,746,270 and RMB nil (US$ nil) for the three months ended March 31, 2018 and 2019, respectively)		(122,944,634)	(79,857,035)	(11,899,069)
General and administrative		(55,989,550)	(82,895,823)	(12,351,863)
Research and development		(43,520,889)	(63,508,094)	(9,463,001)
Loss on guarantee liabilities		(43,186,803)	(108,581,234)	(16,179,109)
Provision for receivables		(443,614,957)	(390,391,177)	(58,170,100)

Total operating expenses		(709,256,833)	(725,233,363)	(108,063,142)
Other operating income		5,456,955	26,993,808	4,022,203

Income from operations		326,418,315	1,138,135,742	169,587,518

Interest and investment income, net		19,535,758	2,107,303	313,998
Foreign exchange gain/loss, net		(21,950,185)	7,921,299	1,180,310
Other income		672,368	1,226,710	182,785
Other expenses		(168,169)	(1,526,205)	(227,412)

Net income before income taxes		324,508,087	1,147,864,849	171,037,199
Income tax expenses	7	(8,692,202)	(198,242,528)	(29,539,058)

Net income		315,815,885	949,622,321	141,498,141

Net income attributable to Qudian Inc.’s shareholders		315,815,885	949,622,321	141,498,141

QUDIAN INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME — CONTINUED

(AMOUNTS IN RENMINBI (“RMB”) AND US DOLLAR (“US$”),

EXCEPT FOR NUMBER OF SHARES AND PER SHARE DATA)

		Three months ended March 31,
	Note	2018	2019
		(Unaudited) RMB	(Unaudited) RMB	(Unaudited) US$
Earnings per share for Class A and Class B ordinary shares:
Basic	9	0.97	3.20	0.48
Diluted	9	0.95	3.19	0.48
Earnings per ADS (1 Class A ordinary share equals 1 ADSs):
Basic	9	0.97	3.20	0.48
Diluted	9	0.95	3.19	0.48
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	9	326,372,211	296,766,678	296,766,678
Diluted	9	331,424,416	297,726,986	297,726,986
Other comprehensive loss
Foreign currency translation adjustment		(142,547,847)	(18,809,036)	(2,802,634)

Total comprehensive income		173,268,038	930,813,285	138,695,507

Total comprehensive income attributable to Qudian Inc.’s shareholders		173,268,038	930,813,285	138,695,507

QUDIAN INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF

SHAREHOLDERS’ EQUITY

(AMOUNTS IN RENMINBI (“RMB”) AND US DOLLAR (“US$”),

EXCEPT FOR NUMBER OF SHARES AND PER SHARE DATA)

					Accumulated
					other
					comprehensive
					loss/foreign
	Class A and B Ordinary shares				currency		Total
	Number of Shares			Additional paid-in	translation		shareholders’
	Outstanding	Amount	Treasury shares	capital	adjustment	Retained earnings	equity
		RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2018	296,444,088	205,278	(362,130,324)	6,160,445,929	(44,858,239)	5,066,950,612	10,820,613,256
Exercising of share options held by Share Based Payment Trust	850,000	569	—	(569)	—	—	—
Exercise of share options	74,107	48	—	59	—	—	107
Share-based compensation	—	—	—	24,655,928	—	—	24,655,928
Other comprehensive income	—	—	—	—	(18,809,036)	—	(18,809,036)
Net income	—	—	—	—	—	949,622,321	949,622,321

Balance at March 31, 2019	297,368,195	205,895	(362,130,324)	6,185,101,347	(63,667,275)	6,016,572,933	11,776,082,576

Balance at December 31, 2017	325,838,455	220,976	(421,164,802)	7,571,703,230	(77,947,461)	2,467,554,858	9,540,366,801
Adjustments due to the adoption of Topic 606	—	—	—	—	—	108,079,541	108,079,541
Exercising of share options held by Share Based Payment Trust	2,953,807	1,787	—	(1,787)	—	—	—
Share-based compensation	—	—	—	22,651,177	—	—	22,651,177
Other comprehensive income	—	—	—	—	(142,547,847)	—	(142,547,847)
Net income	—	—	—	—	—	315,815,885	315,815,885

Balance at March 31, 2018	328,792,262	222,763	(421,164,802)	7,594,352,620	(220,495,308)	2,891,450,284	9,844,365,557

QUDIAN INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF

CASH FLOWS

(AMOUNTS IN RENMINBI (“RMB”) AND US DOLLAR (“US$”),

EXCEPT FOR NUMBER OF SHARES AND PER SHARE DATA)

	Three months ended March 31,
	2018	2019
	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$
Cash flows from operating activities:
Net income	315,815,885	949,622,321	141,498,141
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for receivables	443,614,957	390,391,177	58,170,100
Depreciation and amortization	556,574	5,065,935	754,848
Loss on disposal of property and equipment	—	1,028	153
Share-based compensation expense	22,651,177	24,655,928	3,673,848
Share of (gain)/loss from equity method investment	(453,470)	2,563,941	382,039
Investment income from short-term investments	—	(664,622)	(99,032)
Foreign exchange loss/(gain), net	21,950,185	(7,921,299)	(1,180,310)
Changes in operating assets and liabilities:
Financing service fee receivables	(5,725,117)	(80,890,315)	(12,053,033)
Finance lease receivables	(141,640)	94,948,139	14,147,714
Contract asset	(147,242,039)	(442,667,528)	(65,959,520)
Receivables from related parties	(3,893,541)	(41,629)	(6,203)
Deferred tax assets and liabilities	(57,416,208)	33,470,148	4,987,208
Other current and non-current assets	(149,394,981)	(139,195,330)	(20,740,751)
Interest payables	(50,177,410)	(330,457)	(49,240)
Payables to related parties	1,840,303	—	—
Guarantee liabilities	95,746,284	264,025,721	39,341,060
Other current liabilities	(106,378)	104,358,589	15,549,915

Net cash provided by operating activities	487,624,581	1,197,391,747	178,416,937

Cash flows from investing activities:
Proceeds from redemption of short-term investments	1,370,000,000	—	—
Proceeds from collection of loan principal	10,324,781,175	6,297,026,290	938,286,192
Principal collection of finance lease receivables	11,359,654	—	—
Proceeds from disposal of long-term assets	—	40,000	5,960
Purchase of short-term investments	(1,070,000,000)	(30,000,000)	(4,470,139)
Purchases of property, equipment, intangible assets and land use right	(109,433,678)	(17,133,759)	(2,553,010)
Payments to originate loan principal	(11,005,806,641)	(7,704,266,948)	(1,147,971,592)
Purchase of current assets held for lease	(791,629,147)	—	—

Net cash used in investing activities	(1,270,728,637)	(1,454,334,417)	(216,702,589)

QUDIAN INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF

CASH FLOWS — CONTINUED

(AMOUNTS IN RENMINBI (“RMB”) AND US DOLLAR (“US$”),

EXCEPT FOR NUMBER OF SHARES AND PER SHARE DATA)

	Three months ended March 31,
	2018	2019
	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$
Cash flows from financing activities:
Proceeds from borrowings	1,480,800,000	1,797,043,000	267,767,761
Proceeds from related parties	670,500,000	—	—
Refund of guarantee deposits from Funding Partners	87,443,431	—	—
Proceeds from exercise of share options	—	107	16
Payments to related parties	(693,019,801)	—	—
Repayment of borrowings	(3,428,791,127)	(1,271,340,000)	(189,435,570)
Payments for IPO expenditure	(1,364,856)	—	—
Payment of guarantee deposits to Funding Partners	—	(29,093,958)	(4,335,135)

Net cash (used in)/provided by financing activities	(1,884,432,353)	496,609,149	73,997,072

Effect of exchange rate changes	(142,547,847)	(10,887,737)	(1,622,323)
Net (decrease)/increase in cash and cash equivalents, and restricted cash	(2,810,084,256)	228,778,742	34,089,097
Cash and cash equivalents, and restricted cash at beginning of the period	9,084,951,709	2,841,014,916	423,324,430

Cash and cash equivalents, and restricted cash at end of the period	6,274,867,453	3,069,793,658	457,413,527

Reconciliation of cash and cash equivalents, and restricted cash to the condensed consolidated balance sheet
Cash and cash equivalents	5,736,836,055	1,931,429,951	287,792,042
Restricted cash	538,031,398	1,138,363,707	169,621,485

Total cash and cash equivalents, and restricted cash	6,274,867,453	3,069,793,658	457,413,527

Supplemental disclosures of cash flow information:
Income taxes paid	79,766,451	68,341,370	10,183,182
Interest expense paid	207,418,892	105,438,722	15,710,860

QUDIAN INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

(AMOUNTS IN RENMINBI (“RMB”) AND US DOLLAR (“US$”),

EXCEPT FOR NUMBER OF SHARES AND PER SHARE DATA)

1.	Organization, consolidation and presentation of financial statements

Qudian Inc. (the “Company”, and where appropriate, the term “Company” also refers to its subsidiaries, variable interest entities and subsidiaries of the variable interest entities as a whole) is a limited company incorporated in the Cayman Islands under the laws of the Cayman Islands on November 16, 2016. The Company, through its subsidiaries, variable interest entities (“VIEs”) and subsidiaries of the VIEs, are principally engaged in the operation of online platforms to provide small consumer credit products in the People’s Republic of China (the “PRC”). The Company does not conduct any substantive operations of its own. As PRC law and regulations prohibit foreign control of companies involved in internet value-added business, the Company conducts its primary business operations through its VIEs and the subsidiaries of the VIEs.

On November 23, 2016, the Company set up a wholly-owned subsidiary, Qudian BVI in the BVI. On December 2, 2016, the Company set up another wholly-owned subsidiary, Qudian HK in Hong Kong. On December 5, 2016, the Company transferred all of its shares of Qudian HK to Qudian BVI. On December 9, 2016, Qudian HK acquired all the equity interests of Qufenqi Ganzhou from Qufenqi HK, for a consideration of US$100,000. From December 9, 2016 to November 22, 2018, Beijing Happy Time, Hunan Qudian, Ganzhou Qudian, Xiamen Qudian and Xiamen Weipujia signed a series of contractual agreements with Qufenqi Ganzhou and their shareholders (collectively, the “VIE Agreements”).

The Company, through Qufenqi Ganzhou entered into power of attorney and an exclusive call option agreement with the nominee shareholders of the VIEs that gave Qufenqi Ganzhou the power to direct the activities that most significantly affect the economic performance of the VIEs and acquire the equity interests in the VIEs when permitted by the PRC laws, respectively. Certain exclusive agreements have been entered into with the VIEs through Qufenqi Ganzhou, which obligate Qufenqi Ganzhou to absorb a majority of the risk of loss from the VIEs’ activities and entitle Qufenqi Ganzhou to receive a majority of their residual returns. In addition, the Company has entered into share pledge agreements for the equity interests in the VIEs held by the nominee shareholders of the VIEs. The Company agreed to provide unlimited financial support to the VIEs for their operations. In addition, pursuant to the resolutions of all shareholders of the Company and the resolutions of the board of directors of the Company (the “Resolutions”), the board of directors of the Company (the “Board of Directors”) or any officer authorized by the Board of Directors (the “Authorized Officer”) shall cause Qufenqi Ganzhou to exercise the rights under the power of attorney entered into among Qufenqi Ganzhou, the VIEs and the nominee shareholders of the VIEs and Qufenqi Ganzhou’s rights under the exclusive call option agreement between Qufenqi Ganzhou and the VIEs. As a result of the Resolutions and the provision of unlimited financial support from the Company to the VIEs, the Company has been determined to be most closely associated with the VIEs within the group of related parties and was considered to be the Primary Beneficiary.

QUDIAN INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — CONTINUED

(AMOUNTS IN RENMINBI (“RMB”) AND US DOLLAR (“US$”),

EXCEPT FOR NUMBER OF SHARES AND PER SHARE DATA)

Despite the lack of technical majority ownership, the Company has effective control of the VIEs through the VIE Agreements and a parent-subsidiary relationship exists between the Company and the VIEs. Through the VIE Agreements, the shareholders of the VIEs effectively assigned all of their voting rights underlying their equity interest in the VIEs to the Company. In addition, through the other exclusive agreements, which consist of exclusive option agreement, exclusive business cooperation agreement, and equity pledge agreement, the Company, through its wholly-owned subsidiaries in the PRC, have the right to receive economic benefits from the VIEs that potentially could be significant to the VIEs. Lastly, through the financial support undertaking letter, the Company has the obligation to absorb losses of the VIEs that could potentially be significant to the VIEs. Therefore, the Company is considered the primary beneficiary of the VIEs and consolidates the VIEs and its consolidated subsidiaries as required by SEC Regulation S-X Rule 3A-02 and ASC topic 810 (“ASC 810”), Consolidation.

Except for all assets of the consolidated trusts, the deposits that were held by trust beneficiaries and other funding partners (collectively referred as the “Funding Partners”) as guarantee deposits, there was no other pledge or collateralization of the VIEs’ assets. Creditors of the VIEs have no recourse to the general credit of the Company, who is the primary beneficiary of the VIEs, through its 100% controlled subsidiary Qufenqi Ganzhou. The Company has not provided any financial or other support that it was not previously contractually required to provide to the VIEs during the periods presented. The following tables set forth the assets and liabilities of the VIEs included in the Company’s unaudited interim condensed consolidated balance sheets:

	As of December 31, 2018	As of March 31, 2019
		(Unaudited)	(Unaudited)
	RMB	RMB	US$
Short-term loan principal and financing service fee receivables	8,417,821,413	9,970,373,833	1,485,632,053
Other current assets	3,472,629,937	3,933,512,425	586,111,639

Total current assets	11,890,451,350	13,903,886,258	2,071,743,692

Total non-current assets	1,066,321,556	869,173,195	129,510,847

Total assets	12,956,772,906	14,773,059,453	2,201,254,539

Total current liabilities	5,045,698,262	5,659,000,887	843,217,441
Total non-current liabilities	413,400,000	691,614,246	103,053,738

Total liabilities	5,459,098,262	6,350,615,133	946,271,179

QUDIAN INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — CONTINUED

(AMOUNTS IN RENMINBI (“RMB”) AND US DOLLAR (“US$”),

EXCEPT FOR NUMBER OF SHARES AND PER SHARE DATA)

The following table sets forth the results of operations of the VIEs included in the Company’s consolidated statements of comprehensive income:

	Three months ended March 31,
	2018	2019
	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$
Revenues	1,159,169,786	1,793,128,229	267,184,442
Net income	369,971,187	911,214,602	135,775,212

The following table sets forth the cash flows of the VIEs included in the Company’s consolidated statements of cash flows:

	Three months ended March 31,
	2018	2019
	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$
Net cash provided by operating activities	658,093,847	924,949,426	137,821,765
Net cash used in investing activities	(590,349,524)	(1,501,048,228)	(223,663,164)
Net cash (used in)/provided by financing activities	(1,687,297,263)	552,757,199	82,363,392

Consolidated trusts

Since November 2016, the Company established several trusts to invest in loans through the Company’s platform using both funds from third parties and the Company. Such trusts are administered by third party trust companies as the trustee. The Company provides loan facilitation service and financial guarantees to the trusts.

All assets of the consolidated trusts are collateral for the trusts’ obligations and can only be used to settle the trusts’ obligations.

Share Based Payment Trust

On December 30, 2016, the board of the Company approved and set up Qudian Inc. Equity Incentive Trust (the “Share Based Payment Trust”) for the purpose of holding options awarded to certain employees and the underlying shares before they are exercised as instructed by the employees. Upon the exercise of the options, the shares will be transferred to the relevant employees. As the Company has the power to govern the financial and operating policies of the Share Based Payment Trust and derives benefits from the contributions of the employees who have been awarded the options of the Company through their continued employment with the Company, the assets and liabilities of the Share Based Payment Trust are included in the consolidated balance sheets.

QUDIAN INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — CONTINUED

(AMOUNTS IN RENMINBI (“RMB”) AND US DOLLAR (“US$”),

EXCEPT FOR NUMBER OF SHARES AND PER SHARE DATA)

2.	Summary of Significant Accounting Policies

Basis of presentation

The unaudited interim condensed consolidated financial statements of the Company have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, VIEs, the subsidiaries of the VIEs and the trusts. All inter-company transactions and balances have been eliminated.

Unaudited interim condensed consolidated financial statements

The accompanying interim condensed consolidated balance sheet as of March 31, 2019, the interim condensed consolidated statements of comprehensive income, shareholders’ equity and cash flows for the three months ended March 31, 2018 and 2019 are unaudited. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited annual financial statements, and reflect, in management’s opinion, all adjustments of a normal, recurring nature and the adoption of the new accounting standard that are necessary for the fair presentation of the Company’s financial position as of March 31, 2019 and its consolidated results of operations and cash flows for the three months ended March 31, 2018 and 2019. The results of operations for the three months ended March 31, 2019 is not necessarily indicative of the results to be expected for the full year ending December 31, 2019.

These unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and the related notes included in the Form 20-F for the year ended December 31, 2018, filed with the SEC on April 15, 2019.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant accounting estimates reflected in the Company’s consolidated financial statements include, but are not limited to, allowance for loan principal and financing service fee receivables, allowance for finance lease receivables, allowance for other receivables, share-based compensation, valuation allowance for deferred tax assets, uncertain tax positions, estimate of variable consideration and fair value of guarantee liabilities. Actual results could differ from these estimates.

QUDIAN INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — CONTINUED

(AMOUNTS IN RENMINBI (“RMB”) AND US DOLLAR (“US$”),

EXCEPT FOR NUMBER OF SHARES AND PER SHARE DATA)

Convenience translation for financial statements presentation

Translations of amounts from RMB into US$ for the convenience of the reader have been calculated at the exchange rate of RMB6.7112 per US$1.00 on March 29, 2019, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be converted into US$ at such rate.

Revenue recognition

Referral service fee

The Company entered into credit referral arrangements with certain Funding Partners. The Company refers borrowers to the Funding Partners which directly fund the credit drawdowns to the borrowers. For each successful referral, the Company typically receives a pre-agreed recurring service fee throughout the term of the loans. When borrowers make instalment repayments directly to the Funding Partners, the Funding Partners will remit the recurring referral service fees to the Company on a periodic basis.

The Company determines its customers to be both the Funding Partners and borrowers. The referral service is considered to be the performance obligation in the arrangement. The transaction price is the amount of consideration to which the Company expects to be entitled to in exchange for transferring the promised service to the customer, net of value-added tax. The transaction price includes variable service fees which are contingent on the borrower making timely repayments to the Funding Partners. Variable consideration is estimated using the expected value method based on historical default rate, current and forecasted borrower repayment trends and is limited to the amount of variable consideration that is probable not to be reversed in future periods. The Company will update its estimate of the variable consideration at the end of each reporting period. The estimation of variable consideration (including the amount of variable consideration constrained) involves significant judgement. Revenues from referral services are recognized when the Company successfully refers the borrower to the Funding Partner and the Funding Partner provides the funds to the borrower.

Contract assets

Contract assets as of December 31, 2018 and March 31, 2019 was RMB919,033,354 and RMB1,361,700,882 (US$202,899,762), respectively. The remaining unsatisfied performance obligations as of March 31, 2018 and 2019, pertaining to post-origination services amounted to RMB42,968,967 and RMB76,081,067 (US$11,336,433).

QUDIAN INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — CONTINUED

(AMOUNTS IN RENMINBI (“RMB”) AND US DOLLAR (“US$”),

EXCEPT FOR NUMBER OF SHARES AND PER SHARE DATA)

Lease accounting — Lessor

Sales-type lease

Beginning January 1, 2019, the Company determines the classification of the sales-type lease in accordance with ASC 842. In accordance with ASC 842 Leases, the Company classifies a lease as a sales-type lease when the lease meets any one of the following criteria at lease commencement:

a.	The lease transfers ownership of the underlying asset to the lessee by the end of the lease term.

b.	The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise.

c.	The lease term is for a major part of the remaining economic life of the underlying asset.

d.

The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset.

e.	The underlying asset is of such a specialized nature that it is expected to have no alternative use to the Company at the end of the lease term.

For sales-type leases, when collectability is probable at lease commencement, the Company derecognizes the underlying asset and recognizes the net investment in the lease which is the sum of the lease receivable and the unguaranteed residual asset and recognizes in net income the selling profit. Initial direct costs are expensed, at the commencement date, if the fair value of the underlying asset is different from its carrying amount. Interest income is recognized in financing income over the lease term using the interest method.

When none of the criteria above are met, the Company classifies a lease as either a direct financing lease or an operating lease. The Company will classify the lease as an operating lease unless (i) the present value of the sum of lease payments and any residual value guaranteed by the lessee and any other third party unrelated to the Company equals or exceeds substantially all the fair value of the underlying asset; and (ii) it is probable that the Company will collect the lease payments plus any amount necessary to satisfy a residual value guarantee. If both of the criteria above are met, the Company will classify the lease as a direct financing lease. The Company was not the lessor of any direct finance leases or operating leases in 2019.

QUDIAN INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — CONTINUED

(AMOUNTS IN RENMINBI (“RMB”) AND US DOLLAR (“US$”),

EXCEPT FOR NUMBER OF SHARES AND PER SHARE DATA)

Lease accounting — Lessee

At inception of a contract, the Company determines whether that contract is, or contains a lease. In accordance with ASC 842 Leases, the Company classifies a lease as a finance lease when the lease meets any one of the criteria specified as (a) to (e) in the “Lease accounting — Lessor” policy at lease commencement. When none of the criteria are met, the Company classifies a lease as an operating lease. The Company currently has no finance leases as a lessee.

The Company’s lease agreements may contain lease and non-lease components. Non-lease components primarily include payments for maintenance and utilities. Consideration for lease and non-lease components are allocated on a relative standalone selling price basis.

For both operating and finance leases, the Company records a lease liability and corresponding right-of-use (ROU) asset at lease commencement. Lease terms are based on the non-cancellable term of the lease and may contain options to extend the lease when it is reasonably certain that the Company will exercise the option. Lease liabilities represent the present value of the lease payments not yet paid, discounted using the discount rate for the lease at lease commencement. The discount rate is determined using the Company’s incremental borrowing rate at lease commencement since the rate implicit in the lease is not readily determinable. The Company uses its unsecured borrowing rate and adjusts the rate based on its credit risk and the effects of collateral to approximate a collateralized rate, which will be updated on an annual basis for measurement of new lease liabilities. The weighted average discount rate as of March 31, 2019 is 5.14%. ROU asset represents the right to use an underlying asset for the lease term and are recognized in an amount equal to the lease liability adjusted for any lease payments made prior to commencement date, less any lease incentives received and any initial direct costs incurred by the Company. The weighted average remaining lease term as of March 31, 2019 is 31 months.

After lease commencement, the Company measures the lease liability at the present value of the remaining lease payments using the discount rate determined at lease commencement. The ROU asset is measured at the amount of the lease liability and further adjusted for prepaid or accrued lease payments, the remaining balance of any lease incentives received, unamortized initial direct costs and impairment of the ROU asset.

Operating leases are presented as operating lease ROU assets, land use rights and lease liabilities on the consolidated balance sheet. Lease liabilities that become due within one year of the balance sheet date are classified as current liabilities. Operating lease expense is recognized as a single lease cost on a straight-line basis over the lease term and is included in general and administrative expenses.

QUDIAN INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — CONTINUED

(AMOUNTS IN RENMINBI (“RMB”) AND US DOLLAR (“US$”),

EXCEPT FOR NUMBER OF SHARES AND PER SHARE DATA)

Land Use Rights

All land in the PRC is owned by the PRC government. The PRC government may sell land use rights for a specified period of time. Land use rights represent operating leases in accordance with ASC 842. The purchase price of land use rights represents lease prepayments to the PRC government and is recorded as an operating lease ROU asset on the consolidated balance sheet. The ROU asset is amortized over the remaining lease term — 49 years.

Recently adopted accounting pronouncements

Leases

On January 1, 2019, the Company adopted Accounting Standards Update No. 2016-02, Leases (Topic 842), as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and financing lease liabilities and corresponding ROU assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. The Company adopted the new guidance using the modified retrospective transition method by applying the new standard to all leases existing at the date of initial application and not restating comparative periods.

The Company elected the package of practical expedients for lessors and lessees as permitted under the transition guidance within the new standard. Accordingly, the Company has adopted these practical expedients and did not reassess: (1) whether any expired or existing contracts are or contains leases; (2) lease classification for any expired or existing leases; (3) initial direct costs for any existing leases. As a lessee, the Company also elected the practical expedient to account for non-lease components associated with leases and lease components as a single lease component.

QUDIAN INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — CONTINUED

(AMOUNTS IN RENMINBI (“RMB”) AND US DOLLAR (“US$”),

EXCEPT FOR NUMBER OF SHARES AND PER SHARE DATA)

The cumulative effect of the changes made to the Company’s consolidated balance sheet as of January 1, 2019 for the adoption of Topic 842 is as follows:

	Balance as of December 31, 2018	Adjustments due to the adoption of Topic 842	Balance as of January 1, 2019
	RMB	RMB	RMB
Assets:
Other current assets	1,818,222,205	(1,133,930)	1,817,088,275
Operating lease right-of-use assets	—	160,918,648	160,918,648
Land use right	106,545,362	(106,545,362)	—
Liabilities:
Short-term lease liabilities	—	(26,675,013)	(26,675,013)
Long-term lease liabilities	—	(26,564,343)	(26,564,343)

The impact of adopting Topic 842 on the Company’s unaudited consolidated balance sheet as of March 31, 2019 are as follows:

	As reported	Balances without the adoption of Topic 842	Effect of change Higher/(lower)
	RMB	RMB	RMB
Assets:
Other current assets	1,760,531,886	1,762,932,486	(2,400,600)
Operating lease right-of-use assets	149,673,068	—	149,673,068
Land use right	—	105,881,854	(105,881,854)
Liabilities:
Short-term lease liabilities	(18,202,395)	—	(18,202,395)
Long-term lease liabilities	(23,188,219)	—	(23,188,219)

The impact of adopting Topic 842 on the Company’s statement of cash flows for the three months ended March 31, 2019 are as follows:

	As reported	Amounts without the adoption of Topic 842	Effect of change Higher/(lower)
	RMB	RMB	RMB
Operating activities	1,197,391,747	1,122,475,934	74,915,813
Investing activities	(1,454,334,417)	(1,379,418,604)	(74,915,813)
Financing activities	496,609,149	496,609,149	—
Effect of exchange rate changes	(10,887,737)	(10,887,737)	—
Net change in cash, cash equivalents, and restricted cash	228,778,742	228,778,742	—

QUDIAN INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — CONTINUED

(AMOUNTS IN RENMINBI (“RMB”) AND US DOLLAR (“US$”),

EXCEPT FOR NUMBER OF SHARES AND PER SHARE DATA)

3.	Loan principal and financing service fee receivables

3.1	Loan principal and financing service fee receivables consists of the following:

	As of December 31, 2018	As of March 31, 2019
	RMB	(Unaudited) RMB	(Unaudited) US$
Short-term loan principal and financing service fee receivables:
Loan principal and financing service fee receivables	8,987,655,812	10,682,740,600	1,591,778,013
Less: allowance for loan principal and financing service fee receivables	(569,834,399)	(672,129,374)	(100,150,401)

Short-term loan principal and financing service fee receivables, net	8,417,821,413	10,010,611,226	1,491,627,612

Long-term loan principal and financing service fee receivables:
Loan principal and financing service fee receivables	681,153,632	397,493,216	59,228,337
Less: allowance for loan principal and financing service fee receivables	(15,500,802)	(9,292,837)	(1,384,676)

Long-term loan principal and financing service fee receivables, net	665,652,830	388,200,379	57,843,661

As of December 31, 2018 and March 31, 2019, RMB1,511,540,000 and RMB1,572,743,000 (US$234,387,928) respectively, have been transferred to certain Funding Partners, but were not derecognized upon transfer, as the loan principal and financing service fee receivables are not legally isolated in accordance with ASC 860, Transfers and Servicing.

QUDIAN INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — CONTINUED

(AMOUNTS IN RENMINBI (“RMB”) AND US DOLLAR (“US$”),

EXCEPT FOR NUMBER OF SHARES AND PER SHARE DATA)

3.2	The following table presents nonaccrual loan principal as of December 31, 2018 and March 31, 2019, respectively.

	As of December 31, 2018	As of March 31, 2019
	RMB	(Unaudited) RMB	(Unaudited) US$
Nonaccrual loan principal	298,090,833	287,780,347	42,880,610
Less: allowance for nonaccrual loan principal	(249,337,315)	(231,002,762)	(34,420,485)

Nonaccrual loan principal, net	48,753,518	56,777,585	8,460,125

3.3	The following present the aging of past-due loan principal and financing service fee receivables as of December 31, 2018:

	1-30 days	31-60 days	61-90 days	91-120 days	121-150 days	151-180 days	Total past due	Current	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Domestic consumer loans (uncollateralized)
— Loan principal	153,188,330	108,534,529	104,483,171	103,666,846	99,037,153	95,386,834	664,296,863	8,882,336,723	9,546,633,586
— Financing service fee receivables	4,328,154	5,544,754	7,107,525	—	—	—	16,980,433	105,195,425	122,175,858

	157,516,484	114,079,283	111,590,696	103,666,846	99,037,153	95,386,834	681,277,296	8,987,532,148	9,668,809,444

The following present the aging of past-due loan principal and financing service fee receivables as of March 31, 2019 (unaudited):

	1-30 days	31-60 days	61-90 days	91-120 days	121-150 days	151-180 days	Total past due	Current	Total	Total
	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) US$
Domestic consumer loan (uncollateralized)
— Loan principal	184,703,775	146,222,247	121,821,864	97,937,085	94,880,065	94,963,197	740,528,233	10,177,093,303	10,917,621,537	1,626,776,364
— Financing service fee receivables	5,050,523	7,240,829	8,578,354	—	—	—	20,869,706	141,742,574	162,612,279	24,229,986

	189,754,298	153,463,076	130,400,218	97,937,085	94,880,065	94,963,197	761,397,939	10,318,835,877	11,080,233,816	1,651,006,350

As of March 31, 2019 and December 31, 2018, all loans which are past due 90 days or more are nonaccrual.

QUDIAN INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — CONTINUED

(AMOUNTS IN RENMINBI (“RMB”) AND US DOLLAR (“US$”),

EXCEPT FOR NUMBER OF SHARES AND PER SHARE DATA)

3.4	Movement of allowance for loan principal and financing service fee receivables is as follows:

	As of March 31, 2019
	Loan principal	Financing service fee receivables	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	RMB	US$
Balance at the beginning of the period	568,224,324	17,110,877	585,335,201	87,217,666
Additions	326,811,226	5,720,029	332,531,255	49,548,703
Charge-offs	(236,444,245)	—	(236,444,245)	(35,231,292)

Balance at the end of the period	658,591,305	22,830,906	681,422,211	101,535,077

Evaluated for impairment on a pooled basis	658,591,305	22,830,906	681,422,211	101,535,077

4.	Finance lease receivables

4.1	Finance lease receivables consists of the following:

	As of December 31, 2018	As of March 31, 2019
		(Unaudited)	(Unaudited)
	RMB	RMB	US$
Gross investment in finance lease receivables	1,381,250,930	1,282,351,374	191,076,317
Less: unearned income	(194,596,102)	(164,307,359)	(24,482,560)

Net investment in finance lease receivables	1,186,654,828	1,118,044,015	166,593,757
Less: allowance for finance lease receivables	(28,765,413)	(56,283,228)	(8,386,462)

Finance lease receivables, net	1,157,889,415	1,061,760,787	158,207,295

QUDIAN INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — CONTINUED

(AMOUNTS IN RENMINBI (“RMB”) AND US DOLLAR (“US$”),

EXCEPT FOR NUMBER OF SHARES AND PER SHARE DATA)

4.2	The following table presents nonaccrual finance lease receivables as of December 31, 2018 and March 31, 2019, respectively.

	As of December 31, 2018	As of March 31, 2019
		(Unaudited)	(Unaudited)
	RMB	RMB	US$
Nonaccrual finance lease receivables	15,486,171	27,549,552	4,105,011
Less: allowance for nonaccrual finance lease receivables	(2,399,986)	(13,430,407)	(2,001,193)

Nonaccrual finance lease receivables, net	13,086,185	14,119,145	2,103,818

4.3	The following table presents the aging of past-due finance lease receivables as of December 31, 2018:

	1-30 days	31-60 days	61-90 days	91-180 days	Total past due	Current	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Finance lease receivables	28,615,122	16,647,141	11,380,743	15,486,171	72,129,177	1,114,525,651	1,186,654,828

The following table presents the aging of past-due finance lease receivables as of March 31, 2019 (unaudited):

	1-30 days	31-60 days	61-90 days	91-180 days	Total past due	Current	Total	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$
Finance lease receivables	35,058,959	17,176,386	11,574,127	27,549,552	91,359,024	1,026,684,991	1,118,044,015	166,593,756

As of December 31, 2018 and March 31, 2019, all finance lease receivables which are past due 90 days or more are nonaccrual.

QUDIAN INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — CONTINUED

(AMOUNTS IN RENMINBI (“RMB”) AND US DOLLAR (“US$”),

EXCEPT FOR NUMBER OF SHARES AND PER SHARE DATA)

4.4	The following table presents the future minimum lease payments to be received:

	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Total
As of December 31, 2018
Finance lease receivables (RMB)	550,315,459	496,391,986	284,434,371	50,109,114	—	1,381,250,930

As of March 31, 2019, unaudited
Finance lease receivables (RMB)	530,304,800	489,728,485	238,126,406	24,191,683	—	1,282,351,374

As of March 31, 2019, unaudited
Finance lease receivables (US$)	79,017,881	72,971,821	35,481,941	3,604,673	—	191,076,316

4.5	Movement of allowance for finance lease receivables for the three months ended March 31, 2019 is as follows:

	RMB	US$
Balance at the beginning of the period	28,765,413	4,183,756
Additions	39,275,138	3,490,763
Charge-offs	(11,757,323)	(2,235,395)

Balance at the end of the period	56,283,228	5,439,124

Evaluated for impairment on a portfolio basis	56,283,228	5,439,124

QUDIAN INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — CONTINUED

(AMOUNTS IN RENMINBI (“RMB”) AND US DOLLAR (“US$”),

EXCEPT FOR NUMBER OF SHARES AND PER SHARE DATA)

5.	Short-term borrowings and long-term borrowings

In the ordinary course of business, the Company transfers loan principals to certain Funding Partners. However, in accordance with ASC 860 Transfers and Servicing the loan principals are not derecognized upon transfer as they are not legally isolated. Hence, the Company continues to report the transferred loan principal in the consolidated balance sheets and account for the proceeds from the transfer as a secured borrowing with pledge of collateral.

The following table presents short-term borrowings as of December 31, 2018 and March 31, 2019. Short-term borrowings include borrowings with terms shorter than one year, the current portion of the long-term borrowings and long-term borrowings with early repayment options that are exercisable by the Funding Partners on demand:

	Fixed annual		As of
Funding Partners	interest rate (%)	Term *	December 31, 2018	As of March 31, 2019
				(Unaudited)	(Unaudited)
			RMB	RMB	US$
Trust beneficiaries	7.0%-10.5%	12 months to 24 months	2,250,801,743	2,255,490,306	336,078,541
Banks	7.8%-9.6%	1 month to 12 months	55,728,040	364,971,040	54,382,382
Other institutions	7.8%-8.0%	181 days to 368 days	1,553,910,792	1,581,251,772	235,613,865

			3,860,440,575	4,201,713,118	626,074,788

*	Includes current portion of borrowings greater than 1 years.

The following table presents long-term borrowings from the Funding Partners as of December 31, 2018 and March 31, 2019:

	Fixed annual		As of
Funding Partners	interest rate (%)	Term	December 31, 2018	As of March 31, 2019
				(Unaudited)	(Unaudited)
			RMB	RMB	US$
Trust beneficiaries	8.0%-10.0%	13 to 36 months	413,400,000	597,500,000	89,030,278

The weighted average interest rate for the outstanding borrowings was approximately 7.91% and 7.84% as of December 31, 2018 and March 31, 2019, respectively.

QUDIAN INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — CONTINUED

(AMOUNTS IN RENMINBI (“RMB”) AND US DOLLAR (“US$”),

EXCEPT FOR NUMBER OF SHARES AND PER SHARE DATA)

The following table sets forth the contractual obligations which has not included impact of discount of time value as of December 31, 2018 and March 31, 2019:

	Payment due by period
	Less than 1 year	1-2 years	2-3 years	Total
As of December 31, 2018
Long-term borrowings and interest payables (RMB)	36,560,000	159,548,333	289,673,333	485,781,666

As of March 31, 2019, unaudited
Long-term borrowings and interest payables (RMB)	54,632,500	356,806,375	284,340,000	695,778,875

As of March 31, 2019, unaudited
Long-term borrowings and interest payables (US$)	8,140,496	53,165,809	42,367,982	103,674,287

6.	Guarantee liabilities

The movement of guarantee liabilities during the three months ended March 31, 2019 is as follows:

	As of March 31, 2019
	(Unaudited)	(Unaudited)
	RMB	US$
Balance at the beginning of the period	302,604,578	45,089,489
Fair value of guarantee liabilities upon the inception of new loans	405,748,184	60,458,366
Performed guarantee	(250,303,697)	(37,296,415)
Change in fair value of guarantee liabilities	108,581,234	16,179,109

Balance at end of the period	566,630,299	84,430,549

As of December 31, 2018 and March 31, 2019, the maximum potential undiscounted future payment the Company would be required to make was RMB10,703 million and RMB15,202 million (US$2,265 million), respectively The term of the guarantee is the same as the term of loans facilitated under the arrangements with the financial institutions, which ranges from 1 month to 4 years, as of March 31, 2019.

QUDIAN INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — CONTINUED

(AMOUNTS IN RENMINBI (“RMB”) AND US DOLLAR (“US$”),

EXCEPT FOR NUMBER OF SHARES AND PER SHARE DATA)

7.	Income taxes

The tax provision for interim periods is determined using an estimated annual effective tax rate, adjusted for discrete items arising in that quarter. In each quarter, the Company updates the estimated annual effective tax rate and makes a year-to-date adjustment to the provision.

The VIEs and their subsidiaries domiciled in the PRC were subject to a 25% statutory income tax rate in the years presented. As stipulated by the Taxation Law of the PRC, the subsidiaries in Ganzhou are qualified enterprises engaged in industry under the Western Development Strategy and are therefore entitled to a preferential tax rate of 15%. Xinjiang Qudian Technology Co., Ltd. is a qualified enterprise engaged in industry as a company established in the special economic development zone and is therefore entitled to an exemption from income tax from January 1, 2017 to December 31, 2020. Xiamen Qudian Technology Co., Ltd. was recognized as Software Enterprise and was thereby entitled to an income tax exemption for two years beginning from its first profitable taxation year of 2017, and a 50% reduction for the subsequent three years starting from the year of 2019.

The Company recorded income tax expense of RMB8,692,202 and RMB198,242,528 (US$29,539,058), representing effective tax rates of 2.7% and 17.3%, for the three months ended March 31, 2018 and 2019, respectively. The primary difference between the PRC statutory tax rate of 25% and the effective tax rate for the three months ended March 31, 2018 and 2019 is primarily due to the above-mentioned preferential tax rate for VIEs and their subsidiaries.

8.	Fair value measurements

Assets and liabilities disclosed at fair value

The Company measures its cash and cash equivalents, restricted cash, short-term investments, loan principal and financing service fee receivables, finance lease receivables and borrowings at amortized cost. The carrying value of short-term loan principal and financing service fee receivables approximate their fair value due to their short-term nature and are considered a level 3 measurement. The fair value was estimated by discounting the scheduled cash flows through to estimated maturity using estimated discount rates based on current offering rates of comparable institutions with similar services. The carrying value of the Company’s debt obligations approximate fair value as the borrowing rates are similar to the market rates that are currently available to the Company for financing obligations with similar terms and credit risks and represent a level 2 measurement. The guarantee liabilities are presented as a level 3 measurement, with fair value estimated by discounting expected future payouts, net charge off rates, expected collection rates and a discount rate for time value.

QUDIAN INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — CONTINUED

(AMOUNTS IN RENMINBI (“RMB”) AND US DOLLAR (“US$”),

EXCEPT FOR NUMBER OF SHARES AND PER SHARE DATA)

Assets measured at fair value on a nonrecurring basis

The Company measured its property and equipment, intangible assets and equity method investment at fair value on a nonrecurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable.

Assets and liabilities measured at fair value on a recurring basis

The Company measured its guarantee liabilities at fair value on a recurring basis. As the Company’s guarantee liabilities are not traded in an active market with readily observable prices, the Company uses significant unobservable inputs to measure the fair value of guarantee liabilities. Guarantee liabilities are categorized in the Level 3 valuation hierarchy based on the significance of unobservable factors in the overall fair value measurement. The Company did not transfer any assets or liabilities in or out of level 3 during the year ended December 31, 2018 and three months ended March 31, 2019.

The following table summarizes the Company’s financial assets and liabilities measured and recorded at fair value on recurring basis as of December 31, 2018 and March 31, 2019:

As of December 31, 2018
	Active market (Level 1)	Observable inputs (Level 2)	Non-observable inputs (Level 3)	Total
	RMB	RMB	RMB	RMB
Liabilities:
Guarantee liabilities	—	—	302,604,578	302,604,578

As of March 31, 2019
	Active market (Level 1)	Observable inputs (Level 2)	Non-observable inputs (Level 3)	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	RMB	RMB
Liabilities:
Guarantee liabilities	—	—	566,630,299	566,630,299

QUDIAN INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — CONTINUED

(AMOUNTS IN RENMINBI (“RMB”) AND US DOLLAR (“US$”),

EXCEPT FOR NUMBER OF SHARES AND PER SHARE DATA)

As of March 31, 2019
	Active market (Level 1)	Observable inputs (Level 2)	Non-observable inputs (Level 3)	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	US$	US$	US$	US$
Liabilities:
Guarantee liabilities	—	—	84,430,549	84,430,549

At December 31, 2018 and March 31, 2019, the discounted cash flow methodology is used to estimate the fair value of guarantee liabilities. The significant unobservable inputs used in the fair value measurement of guarantee liabilities include the discount rate and expected delinquency rates applied in the valuation models. These inputs in isolation can cause significant increases or decreases in fair value. Specifically, when a discounted cash flow model is used to determine fair value, the significant input used in the valuation model is the discount rate applied to present value the projected cash flows. Increases in the discount rate can significantly lower the fair value of guarantee liabilities; conversely a decrease in the discount rate can significantly increase the fair value of the guarantee liabilities. The discount rate is determined based on the market rates. Increase in the expected delinquency rates can significantly increase the fair value of guarantee liabilities; conversely a decrease in the expected delinquency rates can significantly decrease the fair value of guarantee liabilities.

Significant Unobservable Inputs

		As of March 31, 2019
Financial Liabilities	Unobservable Input	Range of Inputs Weighted-Average
Guarantee liabilities	Discount rates	4.89%
	Expected delinquency rates	0.98% to 6.88%

Refer to Note 6 for additional information about Level 3 guarantee liabilities measured at fair value on a recurring basis for the three months ended March 31, 2019.

QUDIAN INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — CONTINUED

(AMOUNTS IN RENMINBI (“RMB”) AND US DOLLAR (“US$”),

EXCEPT FOR NUMBER OF SHARES AND PER SHARE DATA)

9.	Earnings per share

The following table sets forth the computation of basic net income per ordinary share for the period ended March 31, 2018 and 2019:

	Three months ended March 31,
	2018		2019
	Class A	Class B	Class A	Class A	Class B	Class B
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	RMB	US$	RMB	US$
Earnings per share — basic:
Numerator:
Allocation of net income attributable to Qudian Inc. for basic computation	254,378,299	61,437,586	746,457,213	111,225,595	203,165,108	30,272,546
Millions of Shares (denominator):
Weighted average number of ordinary shares outstanding — basic	262.88	63.49	233.28	233.28	63.49	63.49
Denominator used for basic earnings per share	262.88	63.49	233.28	233.28	63.49	63.49
Earnings per share — basic	0.97	0.97	3.20	0.48	3.20	0.48

QUDIAN INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — CONTINUED

(AMOUNTS IN RENMINBI (“RMB”) AND US DOLLAR (“US$”),

EXCEPT FOR NUMBER OF SHARES AND PER SHARE DATA)

The following table sets forth the computation of diluted net income per ordinary share for the period ended March 31, 2018 and 2019:

	Three months ended March 31,
	2018		2019
	Class A	Class B	Class A	Class A	Class B	Class B
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	RMB	US$	RMB	US$
Earnings per share — diluted:
Numerator:
Allocation of net income attributable to Qudian Inc. for diluted computation	255,314,849	60,501,036	747,112,515	111,323,238	202,509,806	30,174,903
Reallocation of net income attributable to Qudian Inc. as a result of conversion of Class B to Class A shares	60,501,036	—	202,509,806	30,174,903	—	—

Allocation of net income attributable to Qudian Inc.	315,815,885	60,501,036	949,622,321	141,498,141	202,509,806	30,174,903
Millions of Shares (denominator):
Weighted average number of ordinary shares outstanding — basic	262.88	63.49	233.28	233.28	63.49	63.49
Conversion of Class B to Class A ordinary shares	63.49	—	63.49	63.49	—	—
Adjustments for dilutive share options	5.05	—	0.96	0.96	—	—

Denominator used for diluted earnings per share	331.42	63.49	297.73	297.73	63.49	63.49
Earnings per share — diluted	0.95	0.95	3.19	0.48	3.19	0.48

QUDIAN INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — CONTINUED

(AMOUNTS IN RENMINBI (“RMB”) AND US DOLLAR (“US$”),

EXCEPT FOR NUMBER OF SHARES AND PER SHARE DATA)

The following table sets forth the computation of basic and diluted earnings per ADS for the period ended March 31, 2018 and 2019:

	Three months ended March 31,
	2018		2019
	Class A	Class B	Class A	Class A	Class B	Class B
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	RMB	US$	RMB	US$
Earnings per share — ADS:
Denominator used for earnings per ADS — basic	38.59		175.73	175.73
Denominator used for earnings per ADS — diluted	38.59		176.30	176.30
Earnings per ADS — basic	0.97		3.20	0.48

Earnings per ADS — diluted	0.95		3.19	0.48

10.	Related party balances and transactions

Related parties

Name of related parties	Relationship with the Company
Luo Min	Founder, chief executive officer and controlling shareholder of the Company

Qufenqi Inc.	Company controlled by Founder

Qufenqi Holding Limited	Company controlled by Founder

Ganzhou Happy Share Capital Management LLP	Company controlled by Founder

Alipay.com Co., Ltd.	Company controlled by party that has significant influence over the Company before December 8, 2018

Zhima Credit Management Co., Ltd.	Company controlled by party that has significant influence over the Company before December 8, 2018

Ant Zhixin (Hangzhou) Information Technology Co., Ltd.	Company controlled by party that has significant influence over the Company before December 8, 2018

QUDIAN INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — CONTINUED

(AMOUNTS IN RENMINBI (“RMB”) AND US DOLLAR (“US$”),

EXCEPT FOR NUMBER OF SHARES AND PER SHARE DATA)

Name of related parties	Relationship with the Company
Alibaba Cloud Computing Co., Ltd.	Company controlled by party that has significant influence over the Company before December 8, 2018

Chongqing Alibaba Small Loan Co., Ltd.	Company controlled by party that has significant influence over the Company before December 8, 2018

Guosheng Financial Holding Inc.	Company controlled by Director until August 24, 2018

Guosheng Securities Asset Management Co., Ltd.	Company controlled by Director until August 24, 2018

Key management and their immediate families	The Company’s key management and their immediate families

Details of related party balances and transactions as of December 31, 2018 and March 31, 2019 are as follows:

10.1 Amounts due from related parties

	Note	As of December 31, 2018	As of March 31, 2019
			(Unaudited)	(Unaudited)
		RMB	RMB	US$
Short-term amounts due from related parties
Qufenqi Inc.		—	25,614	3,817
Qufenqi Holding Limited		—	16,015	2,386
Ganzhou Happy Share Capital Management LLP		2,071	2,071	309

Total short-term amounts due from related parties		2,071	43,700	6,512

QUDIAN INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — CONTINUED

(AMOUNTS IN RENMINBI (“RMB”) AND US DOLLAR (“US$”),

EXCEPT FOR NUMBER OF SHARES AND PER SHARE DATA)

The movement of the loan principal and financing service fee receivables due from key management and their immediate families is as follows:

	As of December 31, 2018	As of March 31, 2019
		(Unaudited)	(Unaudited)
	RMB	RMB	US$
Balance at the beginning of the year/period	1,000,000	—	—
Payments	(1,000,000)	—	—

Balance at end of the year/period	—	—	—

As of December 31, 2018 and March 31, 2019, the amount due from these related parties, which was on demand, interest free and uncollateralized was RMB nil and RMB nil (US$ nil), respectively.

The Company does not plan to enter into similar transactions with related parties in the future.

10.2 Transactions with related parties

	Three months ended March 31,
	2018	2019
		(Unaudited)	(Unaudited)
	RMB	RMB	US$
Cost of revenues
Alipay.com Co., Ltd.	15,799,479	—	—
Zhima Credit Management Co., Ltd.	1,640,847	—	—
Alibaba Cloud Computing Co. Ltd.	9,670,420	—	—
Chongqing Alibaba Small Loan Co., Ltd.	725,245	—	—
Guosheng Securities Asset Management Co., Ltd.	1,975,654	—	—
Guosheng Financial Holding Inc.	14,020,548	—	—

	43,832,193	—	—

Sales and marketing expense
Zhima Credit Management Co., Ltd.	78,996	—	—
Alipay.com Co., Ltd.	17,580,391	—	—

	17,659,387	—	—

QUDIAN INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — CONTINUED

(AMOUNTS IN RENMINBI (“RMB”) AND US DOLLAR (“US$”),

EXCEPT FOR NUMBER OF SHARES AND PER SHARE DATA)

11.	Commitments and contingencies

Operating lease commitments

The Company leases certain office premises under non-cancelable leases. Rental expenses under operating leases for the three months ended March 31, 2018 and 2019 were RMB14,934,158 and RMB6,699,589 (US$998,270) respectively.

Future minimum lease payments under non-cancelable operating leases agreements consist of the following as of March 31, 2019 (unaudited):

	RMB	US$
1 year (Including 1 year)	20,834,812	3,104,484
1 year to 2 years (Including 2 years)	13,768,244	2,051,532
2 years to 3 years (Including 3 years)	12,765,399	1,902,104

Total lease payment	47,368,455	7,058,120
Less: imputed interest	(5,977,841)	(890,727)

Present value of lease liabilities	41,390,614	6,167,393

The Company’s operating lease commitments have no renewal options, rent escalation clauses and restriction or contingent rents.

Capital Commitments

The Company’s capital commitments relate primarily to commitments in connection with its plan to build an office building and innovation center. Total capital commitments contracted but not yet reflected in the financial statements amounted to RMB99,183,342 (US$14,778,779) as of March 31, 2019. All of the commitments relating to the construction will be settled in installments.

Investment Commitment

The Company has a RMB70 million relates to future contribution commitment to its equity method investee Ganzhou QuCampus Technology Co., Ltd.

QUDIAN INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — CONTINUED

(AMOUNTS IN RENMINBI (“RMB”) AND US DOLLAR (“US$”),

EXCEPT FOR NUMBER OF SHARES AND PER SHARE DATA)

Supplemental lease cash flow disclosures

	Three months ended March 31,
	2018	2019
	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) US$
Operating cash flows used in operating leases	—	8,039,823	1,197,971
ROU assets obtained in exchange for new operating lease liabilities	—	7,080,958	1,055,096

12.	Treasury shares

On November 11, 2017, the Board of Directors of the Company authorized a share repurchase program (“Share Repurchase Program”), pursuant to which the Company was authorized to repurchase its own issued and outstanding American depositary shares (“ADSs”) up to an aggregate value of US$100 million from the open market, in negotiated transactions off the market, or through other legally permissible means in accordance with applicable securities laws from time to time.

On November 25, 2017, the Board of Directors of the Company authorized an amendment to the Share Repurchase Program by increasing the maximum amount from US$100 million to US$300 million.

On December 13, 2018, the Board of Directors of the Company authorized another share repurchase program, pursuant to which the Company was authorized to repurchase its own issued and outstanding ADS up to an aggregate value of US$300 million from the open market, in negotiated transactions off the market, or through other legally permissible means in accordance with applicable securities laws from time to time.

As of March 31, 2019, the Company repurchased under the Share Repurchase Program an aggregate of 37,774,874 ADSs, representing 37,774,874 Class A ordinary shares, at an average price of $7.24 per ADS, for US$273,577,191 (RMB1,831,387,268). As of March 31, 2019, 27,302,698 shares were canceled. The remaining balance of treasury shares represents 10,472,176 Class A ordinary shares, at an average price of $5.01 per ADS, for US$52,423,156 (RMB362,130,324).

13.	Segment reporting

The operations of the Company are organized into two segments, consisting of installment credit services and automobile financing services. Installment credit services represents traditional online installment credit business, including cash installment credit services and merchandise installment credit services. Automobile financing services represents the business of sales-type lease and vehicle sales with guarantee.

QUDIAN INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — CONTINUED

(AMOUNTS IN RENMINBI (“RMB”) AND US DOLLAR (“US$”),

EXCEPT FOR NUMBER OF SHARES AND PER SHARE DATA)

The Company derives the results of the segments directly from its internal management reporting system. The CODM measures the performance of each segment based on metrics of total assets, revenues and earnings from operations and uses these results to evaluate the performance of, and to allocate resources to, each of the segments. The Company does not allocate any share-based compensation expenses to its segments as the CODM does not use this information to measure the performance of the operating segments. As substantially all of the Company’s long-lived assets and revenues are located in and derived from the PRC, geographical segments are not presented.

The table below provides a summary of the Company’s operating segment results for the three months ended March 31, 2018 and 2019.

	For the three months ended March 31,
	2018	2019
	RMB	RMB	US$
Revenues:
Installment credit services	1,159,178,718	1,934,343,906	288,226,235
— Financing income	765,337,983	986,534,752	146,998,264
— Sales commission fee	111,378,875	135,854,284	20,242,920
— Penalty fees	4,884,389	10,073,064	1,500,934
— Loan facilitation income and others	277,577,471	643,157,837	95,833,508
— Referral service fee	—	158,723,969	23,650,609
Automobile leasing services	557,443,255	162,516,198	24,215,669
— Financing income	11,408,543	24,223,559	3,609,423
— Sales income	546,033,586	136,971,295	20,409,360
— Penalty fees	1,126	67,096	9,997
— Loan facilitation income and others	—	1,254,248	186,889

Total consolidated revenues	1,716,621,973	2,096,860,104	312,441,904
Income from operations:
Installment credit services	375,361,898	1,194,353,254	177,964,189
Automobile leasing services	(26,292,406)	(31,561,584)	(4,702,823)

Total segment income from operations	349,069,492	1,162,791,670	173,261,366
Unallocated expenses	(22,651,177)	(24,655,928)	(3,673,848)

Total consolidated income from operations	326,418,315	1,138,135,742	169,587,518
Total other (expense)/income, net	(1,910,228)	9,729,107	1,449,681

Net income before income taxes	324,508,087	1,147,864,849	171,037,199

QUDIAN INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — CONTINUED

(AMOUNTS IN RENMINBI (“RMB”) AND US DOLLAR (“US$”),

EXCEPT FOR NUMBER OF SHARES AND PER SHARE DATA)

14.	Restricted Net Assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the VIEs and subsidiaries of the VIEs incorporated in PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The consolidated results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries.

Under PRC law, the Company’s subsidiaries, VIEs and the subsidiaries of the VIEs located in the PRC (collectively referred as the “PRC entities”) are required to provide for certain statutory reserves, namely a general reserve, an enterprise expansion fund and a staff welfare and bonus fund. The PRC entities are required to allocate at least 10% of their after tax profits on an individual company basis as determined under PRC accounting standards to the statutory reserve and has the right to discontinue allocations to the statutory reserve if such reserve has reached 50% of registered capital on an individual company basis. In addition, the registered capital of the PRC entities is also restricted.

Under PRC regulations, the subsidiaries of the VIEs in the PRC with microloan license are required to provide a statutory reserve, which is appropriated from net income as reported in the Company’s statutory accounts. The Company is required to allocate 1.5% of its balance of loan principal to the statutory reserve. The statutory reserves can only be used for specific purposes and not distributable as cash dividends.

Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the Board of Directors of the subsidiaries. The PRC entities are also subject to similar statutory reserve requirements. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances or cash dividends.

Amounts restricted that include paid-in capital and statutory reserve funds, as determined pursuant to PRC GAAP, were RMB6,482 million and RMB6,424 million (US$957 million) as of December 31, 2018 and March 31, 2019.

15.	Subsequent events

In June 2019, the Company invested RMB180 million for a 9% equity interest in Beijing Changba Technology Co., Ltd (“Changba”).

In June 2019, the Company announced to offer convertible senior notes due 2026 (the “notes”) up to a certain aggregate principal amount in a capital markets transaction. The conversion rate and other terms of the notes have not been finalized and will be determined at the time of the offering.